U.S. SECURITIES AND EXCHANGE COMMISSION

                          WASHINGTON, D.C.  20549

                                FORM 12B-25

                      Commission File Number 33-44510

                        NOTIFICATION OF LATE FILING

                               (Check One):

[x] Form 10-K   [  ] Form 20-F   [  ] Form 11-K   [x] Form 10-Q  [  ] Form N-SAR
For Period Ended:  Fiscal Year Ended December 31, 1996
[  ] Transition Report on Form 10-K
[  ] Transition Report on Form 20-F
[  ] Transition Report on Form 11-K
[  ] Transition Report on Form 10-Q
[  ] Transition Report on Form N-SAR
For the Transition Period Ended:


Read Attached Instruction Sheet Before Preparing Form.  Please Print or
Type
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

 PART I - REGISTRANT INFORMATION

Full Name of Registrant       CTA INCORPORATED

Former Name if Applicable

Address of Principal Executive Office (Street and Number)

6116 Executive Boulevard, Suite 800

(City, State and Zip Code)

Rockville, Maryland  20852


PART II - RULES 12B-25 (B) AND (C )


If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.(Check box if appropriate)

[x] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[x] (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[ ]  (c)  The accountant's statement or other exhibit required by Rule 12b-
       25(c )
       has been attached if applicable.



PART III - NARRATIVE

State below in reasonable detail the reasons why Form 10-K, 10KSB, 20-F, 11-K, 10-Q, N-SAR or the transition report or portion thereof could not be filed within the prescribed time period.
                                        (Attach Extra Sheets if Needed)

The registrant was unable to obtain a required debt compliance waiver letter due to the holiday schedule of one of its lenders. The waiver letter was received on April 1, 1997 and the Form 10-K filed on that date.


 PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

     Gregory H. Wagner                  (301) 816-1200

(2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
                                       [x]  Yes     [  ]  No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                        [x]  Yes     [ ]  No


If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Registrant will report a net loss of $11.037 million for the year ended December 31, 1996, primarily as a result of fourth quarter write-downs.


                             CTA INCORPORATED

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date      April 1, 1997       By  /S/GREGORY H. WAGNER
                                  Gregory H. Wagner
                                  Executive Vice President &
                                  Chief Financial Officer